SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No.)*

Coast Distribution Systems, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 Value Per Share
(Title of Class of Securities)

190345 10 8
(CUSIP Number)

JB Capital Partners, L.P.
5 Evan Place
Armonk, New York 10504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the *Notes*).

1. Names of Reporting Persons
    JB Capital Partners, L.P.
    I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 293,900

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 293,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    293,900

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    6.7%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
    Alan W. Weber
    I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) x

3. SEC Use Only

4. Source of Funds
    PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: 1,000
Shares Beneficially	8. Shared Voting Power: 293,900
Owned by Each	9. Sole Dispositive Power: 1,000
Reporting Person With	10. Shared Dispositive Power: 293,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    294,900

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    6.7%

14. Type of Reporting Person (See Instructions)
    IN

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission (the "Commission").

Item 1.   Security and Issuer

The Statement relates to shares of the Common Stock, $0.001 par value per share, of The Coast Distribution System, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 350 Woodview Avenue, Morgan Hill, California 95037.

Item 2.   Identity and Background

(a), (b), (c) and (f). This Statement is filed on behalf of the following two persons, who are collectively referred to as the "Filing Parties"

JB Capital Partners, L.P. ("JB Capital") is a limited partnership formed under the laws of Delaware. Its business address is 5 Evan Place, Armonk, New York 10504. JB Capital's principal business is making investments in marketable securities.

Alan W. Weber, is a United States citizen. His business address is 5 Evan Place, Armonk, New York 10504. Mr. Weber's principal business is acting as the general partner of JB Capital. By virtue of his position with JB Capital, Mr. Weber has the power to vote and dispose of the Common Stock owned by JB Capital.

(d) and (e). None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Fundsf or Other Consideration

All of the shares of Common Stock beneficially held by JB Capital were paid for using its working capital funds.

All of the shares of Common Stock beneficially held by Mr. Weber were paid for using its working capital funds.

Item 4.   Purpose of Transaction

The Filing Parties believe that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. They presently have no plans pr proposals whish would relate to pr result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. To obtain the flexibility for discussions which the Filing Parties may have or actions which the Filing Parties take in the future, the Filing Parties are converting their ownership filing on Schedule 13G to a filing on Schedule 13D. The Filing Parties intend to have open communications with the Issuer's management. The Filing Parties may buy some or sell some or all of their securities, the open market or through privately negotiated transactions, or change their intention with respect to any and all matters referred to in this Item 4.

Based upon information contained in a Form 8-K filed by the Issuer with the Commission on May 18, 2006, pursuant to which the Issuer issued a press release rejecting an offer by Bell Industries to acquire the Issuer at $8.10 per share, the Reporting Persons are amending and changing the Schedule 13G to a 13D. The Reporting Persons believe the Board of Directors was correct in rejecting the proposed acquisition by Bell Industries because the offer is not in the best interest of shareholders of The Coast Distribution System, Inc.

Item 5   Interest in Securities of the Issuer

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Parties	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
JB Capital (1)	293,900	0	293,900	6.7%
Alan W. Weber	293,900	1,000	294,900	6.7%

Based on 4,406,239 shares of Common Stock, $0.001 par value, outstanding as May 2, 2006, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2006

(1) Mr. Weber disclaims beneficial ownership of the securities held by JB Capital except to the extent of his pecuniary interest therein

(c) During the past sixty days, the Filing Parties effected no transaction in shares of the Common Stock

(d) No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6.   Contracts, Arrangements, Understanding or Relationships With Respect To Securities of The Issuer

On May 30, 2006, the filing Parties entered into a Joint Filing Agreement with respect to their obligations to report beneficial ownership of shares of Common Stock of the Issuer on Schedule 13D.

Item 7.   **Materials To Be Filed As Exhibits**

The following documents are filed herewith:

1. Joint Filing Agreement dated May 30, 2006 by and among JB Capital Partners, L.P. and Alan W. Weber.

2. Letter dated May 22, 2006, from JB Capital Partners, L.P. to Thomas McGuire, Chairman of the Board

SIGNATURE

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2006

JB Capital Partners, L.P.

By: /s/ Alan W. Weber
       Name: Alan W. Weber
       Title: General Partner

By: /s/ Alan W. Weber
       Alan W. Weber

EXHIBIT INDEX

The following documents ar filed herewith or previously filed:

Exhibit   Page

1.   Joint Filing Agreement dated May 30, 2006 by and among   Page 9
JB Capital Partners, L.P. and Alan W. Weber.

2.   Letter dated May 22, 2006, from JB Capital Partners, L.P.   Page 10
to Thomas McGuire, Chairman of the Board, The Coast
Distribution System, Inc.

EXHIBIT 1


JOINT FILING AGREEMENT


The undersigned hereby agree to the joint filing of the Statement on Schedule 13D, dated May 30, 2006, filed herewith and any amendments filed thereto, relating to the Common Stock, $0.001 par value per share of The Coast Distribution System, Inc. with the Securities and Exchange Commission pursuant to and in accordance with the provisions of Rule 13d-1 (k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

The Agreement may be executed in separate counterparts, each of us shall be deemed an original, but all of which shall constitute one and the same instrument.

Date: May 30, 2006

JB Capital Partners, L.P.

By: /s/ Alan W. Weber
       Name: Alan W. Weber
       Title: General Partner

By: /s/ Alan W. Weber
       Alan W. Weber

EXHIBIT 2

JB Capital Partners
5 Evan Place
Armonk, New York 10504
(914) 273-4709

May 22, 2006

Mr. Thomas McGuire
Chairman of the Board
The Coast Distribution System, Inc.
350 Woodview Avenue
Morgan Hill, CA 95037

To: Board of Directors
    The Coast Distribution System, Inc.

I am writing to you regarding the May 5, 2006 proposal by Bell Industries, Inc. to acquire Coast Distribution ("Coast") for $8.10 per share. This proposal is not in the best interest of the shareholders of Coast. I am pleased that the Board of Directors rejected this proposal and the Board understands their fiduciary responsibility is to the shareholders of Coast. A merger or combination with Bell Industries will not benefit the shareholders of Coast.

The best strategy for Coast is to continue adding new proprietary products, to improve operating efficiencies and to provide the best customer service in the industry. Over the last few years, this strategy has resulted in higher revenues, earnings and an improved balance sheet. Shareholders of Coast have benefited from a cash dividend, a stock repurchase plan and of course a higher stock price.

In the last year Coast developed a new distribution hub in Visalia California and became the sole distributor of Kipor inverter generators in North America. Growing the Coast business should remain the primary focus of the Board of Directors of Coast at this time. Coast is in the early stages of producing superior financial results and the Board is correct in continuing the current strategy.

JB Capital Partners L.P., an investment limited partnership and my personal holdings own 294,900 shares of Coast Distribution common stock or 6.7 % of the outstanding shares. I trust the Board of Directors will continue to focus on maximizing shareholder value for Coast shareholders and continue to reject the merger proposal from Bell Industries.

Sincerely,

Alan W. Weber